

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

Vincent Donargo
Chief Financial Officer
Calumet Specialty Products Partners, L.P.
2780 Waterfront Parkway East Drive
Suite 200
Indianapolis, IN 46214

   Re: Calumet Specialty Products Partners, L.P.
     Form 10-K for the fiscal year ended December 31, 2022
     Filed March 15, 2023
     File No. 000-51734

Dear Vincent Donargo:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Energy & Transportation